EXHIBIT 11
THE PROCTER & GAMBLE COMPANY AND SUBSIDIARIES
Computation of Earnings Per Share

	Three Months Ended March 31		Nine Months Ended March 31
Amounts in millions except per share amounts	2012	2011	2012	2011
BASIC NET EARNINGS PER SHARE
Net earnings from continuing operations	$2,377	$2,826	$6,992	$9,129
Preferred dividends, net of tax benefit	$62	$51	$181	$167
Net earnings from continuing operations available to common shareholders	$2,315	$2,775	$6,811	$8,962
Net earnings from discontinued operations	$34	$47	$133	$158
Net earnings available to common shareholders (1)	$2,349	$2,822	$6,944	$9,120

Basic weighted average common shares outstanding	2,745.8	2,802.2	2,752.8	2,810.5

Basic net earnings per common share - continuing operations	$0.84	$0.99	$2.47	$3.18
Basic net earnings per common share - discontinued operations	$0.01	$0.02	$0.05	$0.06
Basic net earnings per common share	$0.85	$1.01	$2.52	3.24

DILUTED NET EARNINGS PER SHARE
Diluted net earnings from continuing operations	$2,377	$2,826	$6,992	$9,129
Diluted net earnings from discontinued operations	$34	$47	$133	$158
Diluted net earnings (1)	$2,411	$2,873	$7,125	$9,287

Basic weighted average common shares outstanding	2,745.8	2,802.2	2,752.8	2,810.5
Add potential effect of:
Conversion of preferred shares	123.4	127.8	124.4	129.1
Exercise of stock options and other Unvested Equity awards	68.6	69.3	67.7	69.0
Diluted weighted average common shares outstanding	2,937.8	2,999.3	2,944.9	3,008.6

Diluted net earnings per common share - continuing operations	$0.81	$0.94	$2.37	$3.04
Diluted net earnings per common share - discontinued operations	$0.01	$0.02	$0.05	$0.05
Diluted net earnings per common share	$0.82	$0.96	$2.42	$3.09
(1) Basic net earnings per share and diluted net earnings per share are calculated on net earnings attributable to Procter & Gamble